Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

Last Updated: August 11, 2021

SPAC Supplement: Equity FAQs

The FAQs below are intended to provide Aurora employees with additional information in connection with the recent announcement of Aurora’s plans to become a public company by merging with Reinvent Technology Partners Y (“RTPY” or “Aurora Innovation,” as RTPY will be renamed following the closing of the merger). All content below is provided for informational purposes only. All grants are subject to the full terms of each individual employee’s applicable equity award agreement, the applicable stock plan and any other applicable agreements the employee entered into or may enter into with Aurora or RTPY in connection with the transaction. Furthermore, the information below is subject to and qualified in its entirety by the terms and conditions of the Agreement and Plan of Merger by and among RTPY, RTPY Merger Sub. Inc. and Aurora, dated as of July 14, 2021 (the “Merger Agreement”).

Depending on when you started at Aurora or when you received your grant, you may hold stock, options, or RSUs, and some of the information below is specific to the type of equity grant. Other information is generally applicable to any grant. None of this information is meant to be construed as legal or tax advice and we encourage you to consult with your personal tax or financial advisor regarding personal implications of equity award treatment. If you have any additional questions, or if you would like to set up time to speak to someone about your individual situation, please contact ***.

I.	General Questions

II.	Restrictions on Transactions

III.	Questions Relating to Stock Options

IV.	Questions Relating to Restricted Stock Units

V.	Other Questions

I.	GENERAL QUESTIONS

1.	Question: Answer:

What is the value of Aurora’s stock in the proposed merger with RTPY (the “SPAC Transaction”)?

The value of Aurora’s currently outstanding stock is expected to be approximately $21/ share. Please note, however, that this is an estimate, and the exact value will not be known until the closing of the SPAC Transaction (the “Closing”).

2.	Question: Answer:

If Aurora’s stock is worth an estimated $21/share, why do public filings say that Aurora’s stock will be issued to PIPE investors at $10/share?

Aurora’s stock and RTPY’s stock have different values and RTPY’s stock is valued at $10 per share. At the Closing, Aurora’s securityholders and equity award holders will have their stock, options and RSUs in Aurora exchanged for stock, options and RSUs (as applicable) in RTPY (the “Exchange”). Based on the current estimate of the value of Aurora’s stock (discussed in Question #1 above), Aurora securityholders are expected to receive approximately 2.1 shares/options/RSUs of RTPY at the Closing in exchange for each share/option/RSU of Aurora held by them immediately prior to the Closing, rounded down to the nearest whole share.

3.	Question: Answer:

Will the exercise price of my stock options be adjusted in connection with the Exchange?

Yes. The exercise price of stock options will be proportionally adjusted based on the exchange ratio, such that the aggregate exercise price of your stock options before and after the Closing will generally remain unchanged except to account for rounding. For example, assuming a 2.1 for 1 exchange ratio (for illustrative purposes only), an Aurora stock option to purchase 10 shares at an exercise price per share of $1.00 would become an Aurora Innovation option to purchase 21 shares at an exercise price of $0.48 per share (which is $0.476 rounded up to the nearest cent).

4.	Question: Answer:

When will the SPAC Transaction close?

The exact timing of the Closing is not known at this time, but it is expected to occur in the second half of 2021 (most likely Q4), subject to satisfaction of the applicable closing conditions.

II. RESTRICTIONS ON TRANSACTIONS

5.	Question: Answer:

Will employees be subject to lock-up restrictions?

Yes. Under the bylaws that will be effective upon the Closing (subject to limited exceptions), shares and equity awards held by employees immediately prior to Closing will be subject to lock-up for 180 days following the Closing. During the lock-up period, such shares and equity awards (including any shares underlying such equity awards) may not be sold, transferred, assigned, pledged, or encumbered. In addition, Aurora’s founders and directors will be subject to a four-year lock-up period, with 25% of their shares generally being released annually following the Closing. Please note that following expiration of the applicable lock-up periods, Aurora’s employees and directors may be subject to further restrictions under applicable securities laws and the company’s then-effective Insider Trading Policy (discussed further below).

6.	Question: Answer:

Why will my securities be subject to lock-up restrictions?

Lock-up restrictions are common in the context of initial public offerings and are intended to prevent the market from being flooded with too much of a company’s stock at a given point in time, which can cause downward pressure on the company’s stock price. Lock-up restrictions are intended to allow time for a company’s stock price to stabilize.

7.	Question: Answer:

Will lock-up restrictions prevent me from buying and selling shares in the open market after the Closing?

As an initial matter, please note that lock-up restrictions (which are intended to manage the flow of shares into the market) are distinct from insider trading restrictions (which are discussed further below and are intended to ensure compliance with securities laws).

Securities Held Prior to the Closing:

Regardless of what is stated in Aurora’s Insider Trading Policy, lock-up restrictions are a one-time and general prohibition on sales (subject to limited exceptions) for 180 days following the Closing for (a) any shares held by you prior to the Closing and (b) any shares acquired by you after the Closing pursuant to the exercise of stock options or the settlement of RSUs. Following the expiration of the lock-up, you will still be subject to the terms of the Company’s then-effective Insider Trading Policy on an ongoing basis.

Securities Acquired After the Closing on the Open Market:

Insider Trading Restrictions: Shares acquired after the Closing in the open market are not subject to the 180-day lock-up. However, following the Closing, there will be blackout periods during which employees and other insiders are prohibited from trading in Aurora stock under Aurora’s Insider Trading Policy and applicable securities laws. We are still creating the policy, but generally there is a prohibition on trading for several weeks leading up to the next earnings release (called a blackout period). During a blackout period, you may not buy or sell Aurora stock on the open market. When the blackout periods are lifted (and provided you aren’t subject to additional restrictions under the Insider Trading Policy or applicable securities laws), you may buy and sell Aurora shares on the open market.

Lock-Up Restrictions: As noted above, lock-up restrictions will not prohibit you from buying and selling shares on the open market (though you will still be required to comply with trading restrictions under Aurora’s Insider Trading Policy and applicable securities laws).

8.	Question: Answer:

How will the Insider Trading Policy affect my ability to conduct transactions in Aurora and RTPY securities?

Prior to the Closing, Aurora’s employees, as well as their spouses, children, and anyone else in the employee’s home, may not trade in securities of RTPY. Employees are subject to Aurora’s current Insider Trading Policy, including the supplemental FAQ that was distributed to employees on July 15.

Following the Closing, and subject to release from the lock-up restrictions described above, Aurora’s employees will be subject to a new Insider Trading Policy which prohibits all employees from trading in Aurora stock outside of open trading windows (unless the trades are executed pursuant to a valid 10b5-1 trading plan). The new Insider Trading Policy has not been finalized, but each quarter, Aurora’s open trading windows are expected to begin appr oximately two days after the release of its earnings report and end 2-4 weeks before quarter end.

Certain employees with ongoing access to material nonpublic information may be subject to additional restrictions under Aurora’s policies and applicable securities laws. More details on Aurora’s post-Closing Insider Trading Policy will be provided at a later date.

Both before and after the Closing, Aurora’s Insider Trading Policy will not prohibit employees from exercising vested options and holding the resulting shares. However, there will be a period of time during which option exercises are suspended (discussed in Questions #10-11 below).

9.	Question: Answer:

When can I sell my shares of vested outstanding stock?

You will be able to sell your shares of vested outstanding stock after expiration of the lock-up, subject to compliance with Aurora’s then-applicable Insider Trading Policy (which will include company-wide periodic trading blackout periods).

10.	Question: Answer:

Will there be a suspension of stock option exercises in connection with the SPAC Transaction?

Yes. It is expected that there will be a suspension of stock option exercises (subject to limited exceptions) beginning approximately seven days prior to the Closing, and ending approximately 60 days after the Closing (the “Moratorium”).

The reason for the Moratorium is that the Form S-8 that will register stock options and the underlying Class A shares cannot be filed with the SEC until 60 days after the Closing. In the absence of the Moratorium, shares issued pursuant to option exercises during the 60-day period following the Closing and prior to the effectiveness of the Form S-8 would be unregistered shares. Unless (a) an alternative exemption from registration is available under applicable securities laws, or (b) the shares are registered on a different registration statement, such shares could not be sold on the open market, even during an open trading window after expiration of the lock-up restrictions.

11.	Question: Answer:

What if I leave Aurora during the Moratorium and have outstanding vested stock options that I would like to exercise?

The registration statement on Form S-8 can only be used to register securities held by individuals who are service providers at the time the S-8 is filed (which filing will occur no earlier than 60 days after the Closing). As a result, employees who hold vested, unexercised options and either (x) leave Aurora before the Moratorium and do not exercise their vested options before the beginning of the Moratorium or (y) leave Aurora during the Moratorium, will in each case receive unregistered shares when the stock options are exercised (even if the stock options are exercised after the S-8 is effective). Unless (a) an alternative exemption from registration is available under applicable securities laws, or (b) the shares are registered by Aurora on a different registration statement, such shares may not be sold on the open market, even during an open trading window after expiration of the lock-up restrictions. To avoid this situation, Aurora encourages employees who hold options to delay any planned departures until after the Moratorium has ended.

Please also note that the Moratorium will not result in an extension of the expiration date of any vested stock options held by former employees.

III. QUESTIONS RELATING TO STOCK OPTIONS

12.	Question: Answer:

Should I expect any changes to my stock options when the SPAC Transaction closes?

The Exchange will occur at Closing (see Questions # 2-3 above), which will (a) increase the number of shares underlying your options and (b) decrease your exercise price per share.

The fair market value (“FMV”) of the shares underlying your stock options is subject to change at any time (including as a result of market conditions once Aurora’s stock is publicly traded), which can affect the tax impact of an option exercise.

Please see Question #19 below regarding impacts to the Extended PTE Period (as defined below), if your option was awarded on or after March 22, 2019.

Otherwise, your vesting schedule and options will continue to be governed by substantially the same terms as your existing stock option agreement and the applicable equity incentive plan.

Similarly, if you hold restricted stock because you early exercised your stock options or hold restricted stock for another reason, the Exchange will occur at Closing and is expected to increase the number of restricted shares you hold, provided that the restricted shares will continue to be subject to a right of repurchase by Aurora Innovation on the same terms and conditions that applied to your restricted stock before the Closing.

13.	Question: Answer:

What should I take into consideration when deciding when and if to exercise my vested stock options?

We strongly recommend that you speak to your tax and financial advisor(s) to discuss when and if to exercise your vested stock options. Your advisors can provide advice and recommendations regarding your personal situation, including, without limitation, the implications of alternative minimum tax, ISO vs. NSO considerations, and any applicable state/local taxes. We cannot give you tax advice or recommendations regarding when or if to exercise your options.

Please take into consideration the timing of the Moratorium discussed in Question #10 when deciding if/when to exercise your vested options.

14.	Question: Answer:

The FMV for Aurora’s stock has increased significantly as a result of the SPAC Transaction. Is there any flexibility around the value that is reported for tax purposes in connection with my option exercise?

No. The value that will be reported for tax purposes is the FMV at the time of the applicable option exercise.

15.	Question: Answer:

If I hold stock options at the Closing, will my stock options be subject to any taxes?

Generally speaking, simply holding stock options (vested or unvested) is not a taxable event in the absence of an exercise of those stock options or a sale of any stock that was issued after an exercise of stock options, but please speak with your tax advisor who can assist you with your individual tax requirements.

16.	Question: Answer:

After the Closing, will option holders need to pay an exercise price to Aurora in cash, or will Aurora offer a “cashless” exercise option?

Cashless exercise will be available following expiration of the 180-day lock-up period. This means that you will effectively be selling some of your shares to cover the exercise price of your options.

17.	Question: Answer:

After the Closing, will option holders have to pay cash to cover tax withholding obligations associated with exercises of ISOs (for residents of PA) and NSOs?

No. Same-day sales to cover tax withholding obligations for option exercises will be available following expiration of the 180-day lock-up period, subject to the terms of the then effective Insider Trading Policy. This means that you may sell some of your shares to cover the applicable tax withholding obligations. Please keep in mind that tax withholding for option exercises will generally only be required only for (a) ISO exercises in Pennsylvania and (b) NSO exercises.

18.	Question: Answer:

How and when will we know the FMV of our options between now and the Closing date for tax purposes?

The FMV is usually available in ***, the Company’s capitalization management platform. From time to time, the FMV may be in flux, in which case *** will display a notice to users at the time of exercise that the company is undergoing a valuation update. When that is the case, you may reach out to *** to request more information.

19.	Question: Answer:

My options were issued on/after March 22, 2019 and contain a provision regarding a possible extended post-termination exercise period (“Extended PTE Period”). Is the Extended PTE Period impacted by the SPAC Transaction?

Yes. For background, if you received an option grant under Aurora’s 2017 Equity Incentive Plan on or after March 22, 2019, your stock option agreement provides that if you stay at Aurora for your full vesting period, then if you leave Aurora, your deadline to exercise your vested options will be extended until the earlier of (a) the original expiration date of your option (which is generally 10 years after the date of grant) and (b) the date that is three months after expiration of the lock-up period when Aurora goes public. Aurora is going public via the SPAC Transaction, and as a result, the Extended PTE Period will not extend beyond three months after lock-up expiration. This means even if you stay at Aurora through the full vesting period of your option, your exercise deadline after you leave Aurora (other than in the case of death or disability) will be the later of (x) the date that is three months after expiration of the 180-day lock-up period and (y) three months after you leave Aurora.

20.	Question: Answer:

When can I sell shares of Aurora common stock that were issued to me as a result of an option exercise?

Please see the above section regarding the lock-up. Additionally, please keep in mind that Aurora’s then-applicable Insider Trading Policy may prevent you from selling shares of Aurora common stock even after the expiration of the lock-up.

IV. QUESTIONS RELATING TO RESTRICTED STOCK UNITS

21.	Question: Answer:

What will happen to my RSUs when the SPAC Transaction closes?

RSUs that have satisfied the time and service vesting requirement:

The SPAC Transaction is a “liquidity event” as defined in your RSU award agreement. At the time of the Closing, your RSUs that have satisfied the time and service vesting condition will fully vest and be settled in shares of Class A common stock at the exchange ratio discussed in Question #2, above.

RSUs that have not satisfied the time and service vesting requirement:

If you are still employed at Aurora at the Closing, you will continue to vest into your RSUs (as adjusted for the Exchange) as you satisfy the time and service-based vesting requirement after the Closing. For so long as you continue as a service provider of Aurora, on each applicable Quarterly Vesting Date (as defined in your RSU agreement(s)), your RSUs will vest and be settled in shares of Class A common stock. RSUs that have not vested pursuant to the time and service-based vesting conditions at the time your employment at Aurora ends will terminate when your employment at Aurora ends.

Please note that the SPAC Transaction will not change your time and service-based vesting conditions.

22.	Question: Answer:

Will I owe taxes when any of my RSUs vest on or after the Closing?

If you have RSUs that have satisfied the time and service-based vesting condition, then those RSUs will fully vest and settle on the date of the Closing. Accordingly, you will recognize ordinary income on the date of the Closing based on the FMV of the stock issued to you in settlement of your RSUs. Based on the expected timeline to Closing, it is currently anticipated that only people who received refresh RSU grants on March 19, 2021 will recognize income with respect to their RSUs on the date of the Closing.

On each applicable Quarterly Vesting Date that follows the Closing, any RSUs that satisfy the time and service based vesting condition will vest and settle, and you will recognize ordinary income based on the FMV of the stock issued to you on the settlement date.

Please also see #26 below regarding withholding taxes for vested RSUs.

23.	Question: Answer:

Will I need to pay for my RSUs?

No. Unlike options, there is no exercise or purchase price for RSUs. However, you will recognize ordinary income when your RSUs vest and settle, and there will be tax withholding obligations associated with the vesting and settlement of your RSUs.

24.	Question: Answer:	Can I sell my unvested RSUs after the Closing? No, unvested RSUs cannot be sold or transferred, even after the Closing of the SPAC Transaction.

25.	Question: Answer:

Will my time-vested RSUs vest at the time of the Closing or when the lock-up period expires? What is the impact to me?

RSUs that have time-vested will fully vest at the time of the Closing, which results in an income tax liability at ordinary income rates based on the fair market value of the shares of stock that are issued at the time of the Closing.

The shares that are issued will be subject to lock-up, which means that they generally cannot be sold until the end of the lock-up period (subject to compliance with Aurora’s then-effective Insider Trading Policy). As a result, holders of vested RSUs will owe taxes due to the issuance of the shares at the Closing, but are not permitted to sell the shares until the end of the lock-up period (see below regarding withholding taxes).

26.	Question: Answer:

How will I pay my taxes on vested RSUs (particularly given the lock-up restrictions mentioned above)?

Aurora will “net settle” a portion of your vested RSUs or facilitate a “sell-to-cover” transaction to cover required tax withholdings. These transactions are permissible during the lock-up period.

Net settlement means that Aurora would repurchase a portion of your RSUs from you, and the repurchase proceeds will be used to pay the applicable withholdings, whereas “sell-to-cover” would mean that Aurora facilitates a sale to the open market, and the proceeds from that sale would be used to pay the withholding amount.

Please note that depending on your individual tax situation, your actual tax obligations may be more or less than the applicable supplemental withholding rates. We are working toward a solution to allow you to elect to have more shares withheld (either through net withholding or sell-to-cover transactions described above) to cover incremental tax obligations associated with RSU vesting; however, we encourage you to reach out to your tax advisor to help you understand and plan for your individual tax obligations, as you may be required to pay additional taxes on your vested RSUs prior to the expiration of the lock-up (when you will be able to sell additional shares, subject to compliance with Aurora’s then-effective Insider Trading Policy).

For example, if you have time-vested into 50 RSUs that will fully vest on Closing, then for the sake of this example assume you will receive 100 RTPY RSUs as part of the SPAC Transaction (twice as many shares at about half the price, or about $10 each). Then, immediately after the Closing, Aurora will sell or repurchase about 22 of those 100 RSUs and use the proceeds to cover your withholding requirement, leaving you with about 78 RSUs that are subject to lock-up and have a basis of about $10.

27.	Question Answer:

If Aurora’s stock price decreases by the time the lock-up period expires will Aurora compensate me? Can I choose to have my RSUs vest at the expiration of the lock-up to mitigate this risk?

No, Aurora will not compensate you if the stock price decreases during the lock-up period. Your RSU vesting schedule is established in your RSU award agreement, and you cannot elect to have your RSUs vest at the expiration of the lock-up period. With net settlement and sell to cover transactions, you will always pay a percentage of the value of your shares as they vest or settle. The number of shares that vest will generally not change even if the stock price changes.

28.	Question: Answer:

When can I sell shares of stock that I have been issued in settlement of my vested RSUs?

Please see the above section regarding the lock-up. Additionally, please keep in mind that Aurora’s then-applicable Insider Trading Policy may prevent you from selling shares of Aurora common stock even after the expiration of the lock-up.

V. OTHER QUESTIONS

29.	Question: Answer:

What is the difference between Class A common stock and Class B common stock that will be issued at Closing? What type of stock will employees receive?

Class A common stock and Class B common stock will have the same economic terms, but the Class B common stock will carry ten votes per share while the Class A common stock will carry one vote per share. Employees will generally be issued Class A common stock at the Closing, and the shares underlying equity awards (such as RSUs and stock options) will be Class A common stock.

30.	Question: Answer:

What information can I share with my advisors?

You may share with your advisors copies of documents governing your personal holdings (e.g., stock plan, stock option agreement, restricted stock unit award agreement, etc.). You may also share with them public filings relating to the SPAC Transaction. Examples of information that may be helpful include:

•   the Form 8-K filed by RTPY in connection with the announcement of the SPAC Transaction;

•   the press release announcing the SPAC Transaction;

•   the merger agreement governing the SPAC Transaction; and

•   the registration statement on Form S-4 (File No. 333-257912) that was filed by RTPY in connection with the SPAC Transaction (initial filing here).

31.	Question: Answer:

Will Aurora facilitate connections between employees and professional financial and tax advisors?

Aurora will not engage financial or tax advisors to provide personal financial or tax advice to employees. The company encourages employees to seek advice from third-party advisors, but as a pre-revenue business will not be assuming the cost of those services for all employees.

32.	Question: Answer:

After the Closing and the lock-up period has expired, how can I sell my shares of Aurora stock?

Subject to compliance with Aurora’s then-effective Insider Trading Policy, you will be able to execute transactions in Aurora’s stock using a public company equity management platform that will be adopted prior to the Closing. Additional details on this platform will be provided at a later date.

33.	Question: Answer:

Will Aurora have an Employee Stock Purchase Plan (ESPP) after the Closing?

Aurora will not adopt an ESPP at the time of the Closing. Aurora is regularly evaluating its compensation and benefits program and may revisit the possibility of an ESPP at a later date.

DISCLOSURE: This FAQ contains general information only and Aurora is not, by means of this document, rendering accounting, business, financial, investment, legal, tax, or other professional advice or services. This document is not a substitute for such professional advice or services nor should it be used as a basis for any decision or action that may affect your business or interests. Before making any decision or taking any action that may affect your interests, you should consult a qualified professional advisor. This communication is not intended as a recommendation, offer or solicitation for the purchase or sale of Aurora stock. Aurora reserves the right to change any policies or practices described herein, with or without notice.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 (File No. 333-257912) with the SEC, which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.